March 5, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Perry J. Hindin

Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Mail Stop 3628

100 F Street, N.E.

Washington, D.C.  20549

Re:

Church Loans & Investments Trust
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed on February 4, 2010
File No. 000-08117

Amendment No. 1 to Schedule 13E-3
Filed on February 4, 2010
File No. 005-49182

Dear Mr. Hindin:

Pursuant to our telephone conversation of February 18, 2010, Church Loans and Investments Trust (the “Trust”) has amended the above-referenced filings to include disclosure related to internal financial projections generated by the Trust.

Specifically, the Trust has revised the “Opinion of Financial Advisor” section of the proxy statement to describe its internally-compiled Profit & Loss Budget Performance report, including (i) the approximate date on which this report was last updated by Trust management and (ii) the key business and economic assumptions underlying this report.  The report itself has been added as an Appendix C to the proxy statement.

Enclosed herewith is a marked copy of the preliminary proxy and Schedule 13e-3 showing the Trust’s changes to the preliminary proxy and Schedule 13e-3 based on our February 18, 2010 telephone conversation.

The Trust believes the foregoing is responsive to your comment and hopes that the Trust has resolved this comment to your satisfaction. Your prompt attention to this response will be appreciated.

The Trust has acknowledged to us, and has authorized us to communicate to you the Trust’s acknowledgement, that:

•

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Board of Trust Managers

Church Loans and Investments Trusts

March 5, 2010

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the revised preliminary proxy or the foregoing response or if any additional information is needed, please call John Welch of Squire, Sanders & Dempsey L.L.P. at (602) 528-4940, and fax number (602) 253-8129.

Sincerely,

/s/ Squire, Sanders & Dempsey L.L.P.

Squire, Sanders & Dempsey L.L.P.

Enclosures